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                                                                  Exhibit (a)(9)

Company Press Release

Chemed Corporation and Chemed Capital Trust Announce Final
Results of Exchange Offer

CINCINNATI--February 7, 2000--Chemed Corporation (NYSE:CHE) and Chemed Capital Trust announced today that pursuant to their offer to exchange Convertible Trust Preferred Securities of Chemed Capital Trust for up to 2,0000,000 shares of Capital Stock of Chemed Corporation which expired on January 31, 2000, at midnight, Eastern time, 575,503 shares that were validly tendered and not withdrawn prior to the expiration of the offer were accepted for exchange.

     Chemed Corporation (www.chemed.com), headquartered in Cincinnati, is a New York Stock Exchange-listed corporation with strategic positions in plumbing and drain cleaning; home healthcare services; and residential appliance and air-conditioning repair.